June 19, 2009

Mail Stop 3010

Mr. Michael Ryan
Chief Executive Officer
Gilman Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

> **Re: Gilman Ciocia, Inc.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 26, 2008**
> **File No. 000-22996**

Dear Mr. Ryan:

We have reviewed your response letter dated June 11, 2009 and have the following additional comments. These comments should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

1.   We note your response to comment 1. It appears that your independently owned offices are franchises, but it does not appear that you have recognized any franchise fees for the periods presented. Based upon your response and disclosure, it appears that you are recording 100% of the revenue generated by independently owned offices. Please tell us in your response and disclose in future filings how you record revenue generated from independently owned offices, whether you are obligated to pay operating expenses of the independently owned offices, how the staff of these offices are compensated, and your basis for such accounting treatment.

Note 9. Fair Value Measurements, page F-15

2. To the extent that certain accounts payable are presented at fair value, please confirm to us that you will comply with the presentation and disclosure requirements of paragraphs 15, 18 and 21 of SFAS 159 in future filings.

Note 17. Related Party Transactions, page F-21

3. We note your response to comment 6. Please confirm to us that you will more fully describe this transaction in future filings as you have done in your response to us.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief